UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934

                              (Amendment No. ____)*



                             Charles & Colvard, Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                               Issuer Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    159765106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                February 16, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

             |_|      Rule 13d-1(b)

             |X|      Rule 13d-1(c)

             |_|      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




Potential persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                       13G

CUSIP No. 159765106                                          Page 2 of 6 pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON(S)
      Chester L.F. and Jacqueline M. Paulson, as joint tenants
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(S) (ENTITIES ONLY)
      N/A
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) | |
                                                                      (b) | |

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
                       5   SOLE VOTING POWER

                           285,600
NUMBER OF              ---------------------------------------------------------
SHARES                 6   SHARED VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON      2,070,992
WITH                   ---------------------------------------------------------
                       7   SOLE DISPOSITIVE POWER

                           285,600
                       ---------------------------------------------------------
                       8   SHARED DISPOSITIVE POWER

                           2,070,992
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,356,592
--------------------------------------------------------------------------------
10    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                          [ ]

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      17.5%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------


                               Page 2 of 6 pages

Item 1.  Issuer
   (a)   The name of the Issuer is Charles & Colvard, Ltd.
   (b) The Issuer's Principal Executive Offices are located at 3800 Gateway Boulevard, Suite 311, Morrisville, NC 27560

Item 2.  Reporting Person and Security
   (a) This Statement is filed by Chester L.F. Paulson, an individual, and Jacqueline M. Paulson, an individual (together, the "Paulsons").

   (b) The Paulsons' Principal Business Office is located at Paulson Investment Company, Inc., 811 SW Naito Parkway, Ste. 200, Portland, OR 97204.

   (c)   The Paulsons are citizens of the United States of America.

   (d)   This Statement relates to shares of Common Stock of Charles & Colvard,
         Ltd.

   (e)   The CUSIP Number assigned to the Common Stock of the Issuer is
         159765106.


Item 3. If this statement is filed pursuant to Rule 13d-l(b), or 13d-2(b), check whether the person filing is a: (Not applicable.)
   (a)   |_| Broker or Dealer registered under Section 15 of the Act
   (b)   |_| Bank as defined in section 3(a)(6) of the Act
   (c)   |_| Insurance Company as defined in section 3(a)(19) of the Act
   (d) |_| Investment Company registered under section 8 of the Investment Company Act of 1940
   (e) |_| Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
   (f) |_| Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss.240.13d-l(b)(1)(ii)(F)
   (g) |_| Parent Holding Company, in accordance with ss.240.13d-l(b)(ii)(G) (Note: See Item 7)
   (h) |_| Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act
   (i) |_| Church Plan that is excluded from definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940
   (j)   |_| Group, in accordance with ss.240.13d-l(b)(1)(ii)(J)


                               Page 3 of 6 pages

Item 4.  Ownership
   (a) Under the rules and regulations of the Securities and Exchange Commission, the Paulsons may be deemed to be the beneficial owner of a total of 2,356,592 shares of common stock. The Paulsons are the controlling shareholders of Paulson Capital Corp. ("PCC") which is the parent company of Paulson Investment Company, Inc. ("PIC"), a wholly owned subsidiary. The Paulsons beneficially own 285,600 shares of common stock directly and 2,070,992 shares of common stock indirectly through their controlling position with PCC.

         The 285,600 shares beneficially owned directly by the Paulsons are comprised of the following (for purposes of the discussion of their beneficial ownership, "Warrant" shall refer to a warrant entitling the holder to purchase one share of the Issuer's Common Stock): 260,400 shares of common stock and one warrant to purchase 25,200 shares of common stock.

         The Paulsons are the indirect beneficial owners of 2,070,992 shares of common stock owned by PIC comprised of the following: a warrant to purchase 214,592 shares and 1,856,400 shares held in PIC's trading account.

   (b) Of the 13,447,714 shares of the Issuer's Common Stock outstanding as of February 21, 2001, the Paulsons' beneficial ownership represented approximately 17.5%.

   (c) The Paulsons have the power to vote or direct the vote and to dispose or to direct the disposition of the total amount of shares that they beneficially own.

Item 5.  Ownership of Five Percent or Less of a Class
   Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
   Not applicable.

Item 8. Identification and Classification of Members of the Group
   Not applicable.

Item 9.  Notice of Dissolution of Group
   Not applicable.

                               Page 4 of 6 pages

Item 10.  Certification
   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



































                               Page 5 of 6 pages

                                    SIGNATURE
   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated March 6, 2000


                                        CHESTER L.F. PAULSON
                                        ---------------------------------------
                                                        Signature

                                        Chester L.F. Paulson
                                             Chester L.F. Paulson, Individually



                                        JACQUELINE M. PAULSON
                                        ---------------------------------------
                                                        Signature

                                        Jacqueline M. Paulson
                                             Jacqueline M. Paulson, Individually




























                               Page 6 of 6 pages